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Exhibit 99.4

CONSENT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        We consent to the incorporation by reference in this Annual Report (Form 40-F) of Central Fund of Canada Limited of our auditors' report dated November 30, 2006 with respect to the financial statements of Central Fund of Canada Limited and our report dated December 18, 2006 with respect to management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting of Central Fund of Canada Limited, included in the Annual Report (Form 40-F) for the year ended October 31, 2006.

"Ernst & Young LLP"
Toronto, Canada	Chartered Accountants
January 23, 2007

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CONSENT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM